                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-14183

CUSIP NUMBER: 29274A-10-5

(Check One) |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form10-Q |_|
            |_| Form N-SAR |_| Form N-CSR

For Period Ended: June 30, 2003

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Energy West, Incorporated

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Full Name of Registrant

Great Falls Gas Company

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Former Name if Applicable

1 First Avenue South

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Address of Principal Executive Office (Street and Number)

Great Falls, Montana 59401

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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Annual Report on Form 10-K of Energy West, Incorporated (the
"Company") for the fiscal year ended June 30, 2003 could not be filed on a timely basis without unreasonable effort in light of the issues described below.

         The Company is currently engaged in negotations for a credit facility to replace its current credit facility with Wells Fargo Bank Montana, National
Association ("Wells Fargo"). The Company's current credit facility with Wells
Fargo expires on October 15, 2003. The negotiations affect certain items and disclosures in the Company's Form 10-K, including those in the Management's
Discussion and Analysis section. Additional time is required to ensure accurate disclosure of all information arising from the negotiations for the replacement credit facility, and the outcome of those negotiations.

         Also at issue with respect to the timely filing of Form 10-K is the
September 22, 2003 resignation of Edward Bernica as President, Chief Executive
Officer and member of the board of directors of the Company.

         The combination of these issues have resulted in the inability of the
Company to file Form 10-K on a timely basis, and these issues could not be eliminated by the Company without unreasonable effort or expense. The Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John C. Allen
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(Name)

(406) 791-7500
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(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Energy West, Incorporated
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2003                    By:  /s/ John C. Allen
                                               ---------------------------------
                                               Name: John C. Allen
                                               Title: Interim President and
                                                      Chief Executive Officer